[LETTERHEAD OF JONES, JENSEN & COMPANY]


April 20, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Ladies and Gentlemen:

We were previously the independent accountants for Miller Petroleum, Inc. and on July 18, 1997, we reported on the financial statements of Miller Petroleum, Inc. On March 19, 1998, we were dismissed as the independent accountants of Miller Petroleum, Inc.

We have read Miller Petroleum, Inc.'s statements included under Item 4 of its Form 8-K-A1 dated March 19, 1998, and we agree with such statements except as to the second paragraph of Item 4 and any other references to the representations about and for Charles, M. Stivers, Certified Public Accountant, as to which we have no knowledge.

Very truly yours,

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah